                        EXHIBIT 5-1

                       United States
             Securities and Exchange Commission
                  Washington, D.C. 20549

                        FORM 12b-25
                NOTIFICATION OF LATE FILING

(Check One:) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q
             [ ]Form N-SAR

For Period Ending:  March 31, 1996
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

                       MARK CENTERS TRUST
- -----------------------------------------------------------------
Full Name of Registrant

- -----------------------------------------------------------------
Former Name if Applicable

                       600 Third Avenue
- -----------------------------------------------------------------
Address of Principal Executive Office (Street and Number)


                Kingston, Pennsylvania  18704
- -----------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could note be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-
F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As a consequence of the convergence in the preparation and filing of the Company's proxy statement for its 1996 Annual Meeting of Shareholders and the preparation and filing of its Annual Report to Shareholders at the same time as the preparation of the unaudited financial statements for the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996 (the Form 10-Q), the Registrant's limited financial staff (there was a turnover in the controller position in December 1995)was unable to complete with accuracy the financial information, or to prepare appropriate disclosure for its Management's Discussion and Analysis of Financial Condition and Results of Operations, for inclusion in the Form 10-Q within the prescribed filing time without unreasonable effort or expense. The Registrant has undertaken the appropriate steps to ensure that, in the absence of extraordinary circumstances, the events resulting in the failure to file the Form 10-Q by the prescribed deadline will be corrected.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joshua Kane, Senior Vice President & CFO      (717) 288-4581
- -----------------------------------------------------------------
         (Name)                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [ ] Yes       [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
- -----------------------------------------------------------------

                        MARK CENTERS TRUST
- -----------------------------------------------------------------
            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 1996                  By: /s/ Joshua Kane
                                        Joshua Kane
                                        Senior Vice President and
                                        Chief Financial Officer